PENN SERIES FUNDS, INC.

FORM OF AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

Amendment dated as of November 16, 2015 to the Investment Sub-Advisory Agreement (the “Agreement”) dated as of May 1, 2009 and as amended as of May 14, 2015 between Penn Mutual Asset Management, Inc. (the “Adviser”) and Neuberger Berman Management LLC (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, Neuberger Berman Management LLC (“NBM”) will transfer to Neuberger Berman Fixed Income LLC (“NBFI”), an investment adviser registered with the U.S. Securities and Exchange Commission and an affiliate of NBM, its rights and obligations pertaining to all services provided by it under the Agreement as part of an internal reorganization expected to occur on January 1, 2016 or such other date determined by the Sub-Adviser; and

WHEREAS, effective upon the consummation of such reorganization NBFI will change its name to Neuberger Berman Investment Advisers LLC (“NBIA”); and

WHEREAS, the Adviser and the Sub-Adviser wish to amend the Agreement to reflect the reorganization and new name of the Sub-Adviser;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the Adviser and the Sub-Adviser hereby agree as follows:

Effective upon the consummation of the internal reorganization described above, all references in the Agreement to the Sub-Adviser shall refer to NBIA, and all references to NBM shall be replaced with references to NBIA.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their officers designated below as of the day and year first written above.

PENN MUTUAL ASSET MANAGEMENT, INC.		NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Keith G. Huckerby	By:	/s/ Robert Conti
Name:	Keith G. Huckerby	Name:	Robert Conti
Title:	President & Chief Marketing Officer	Title:	Managing Director